

October 24, 2022

Susan Schieman
Chief Financial Officer
Cardone REIT I, LLC
18909 NE 29th Avenue
Aventura, FL 33180

   Re: Cardone REIT I, LLC
    Offering Statement on Form 1-A
    Post-Qualification Amendment No. 1
    Filed October 17, 2022
    File No. 024-11674

Dear Susan Schieman:

   This is to advise you that we do not intend to review your amendment.

   We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Victor Rivera Melendez at 202-551-4182 or Ruairi Regan at 202-551-3269 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction

cc: Richard Robinette, Esq.